Via Facsimile and U.S. Mail
Mail Stop 6010

February 12, 2009

Mr. W. Larry Cash
Executive Vice President,
Chief Financial Officer and Director
Community Health Systems, Inc.
4000 Meridian Boulevard
Franklin, Tennessee 37067

Re: **Community Health Systems, Inc.**
       Form 10-K for the Fiscal Year Ended December 31, 2007
       Filed February 29, 2008
       File Number: 001-15925

Dear Mr. Cash:

      We have reviewed your November 7, 2008 and December 17, 2008 responses to our October 22, 2008 oral comments and have the following comments. In our comments, we ask you to provide us with information to better understand your disclosure. Where a comment requests you to revise disclosure, the information you provide should show us what the revised disclosure will look like and identify the annual or quarterly filings, as applicable, in which you intend to first include it. If you do not believe that revised disclosure is necessary, explain the reason in your response. After reviewing the information provided, we may raise additional comments and/or request that you amend your filing.

Critical Accounting Policies

Professional Liability Insurance Claims, page 55

1. We acknowledge your response to our comments.   Please revise your proposed disclosure to include the following:
   a. A description of the method used to estimate accrued malpractice liabilities, distinguishing if necessary between reported and unreported claims. For example, consider including:
      1. A discussion of whether and how the company stratifies settled malpractice claims into homogenous groups for purposes of estimating unsettled claims; and
      2. A description of your accounting for your excess of loss claims-made insurance policy.

b. The company's accounting policy for costs associated with litigating and settling accrued malpractice liabilities, including direct and incremental costs and indirect costs.

c. With respect to your professional liability roll-forward on page 56 of your Form 10-K, please disaggregate the expense column to show the provision for insured events of the current year, and increases (decreases) in provision for insured events of prior years. In addition please disaggregate the claims and expenses paid column to show claims and claim adjustment expenses attributable to insured events of the current year and claims and claim adjustment expenses attributable to insured events of prior years. Please also add a column quantifying the change in the liability stemming from accretion of the discount.

d. Identify, quantify and analyze the underlying causes for the increase (decrease) in provision for insured events of prior years.

e. Please confirm that you will disclose the information provided in your response to comments 1 and 4 in your December 17, 2008 letter in your next Form 10-K filing.

* * * *

Please provide us the information requested within 10 business days of the date of this letter or tell us when you will provide a response prior to the expiration of the 10-day period. Please furnish a letter with your responses that keys your responses to our comments. Detailed letters greatly facilitate our review. You should furnish the letter on EDGAR under the form type label CORRESP.

You may contact Tabatha Akins, Staff Accountant, at (202) 551-3658, or Joel Parker, Accounting Branch Chief, at (202) 551-3651, if you have questions regarding the comments. In this regard, do not hesitate to contact me, at (202) 551-3679.

Sincerely,

Jim B. Rosenberg
Senior Assistant Chief
Accountant